UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A
 Amendment Number 2

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Securities and Exchange Commission File No: 0-50459

INVISION CAPITAL, INC.
(Exact name of Registrant as specified in its charter)

Nevada, U.S.A.
(Jurisdiction of incorporation or organization)

98-0396733
(I.R.S. Employer Identification Number)

356 Taylor Way, West Vancouver, B.C. Canada V7T 2T2
(Address of principal executive offices)

(604) 921-6501
Issuer’s telephone number:

(604) 921-6580
Issuer’s facsimile number:

Brian McDonald, Esq.
5781 Cranley Drive, West Vancouver, B.C. Canada V7W 1T1
(604) 925-3099 fax: (604) 925-9613
(Name, address and telephone number of agent for service)

None
Securities registered or to be registered pursuant to section 12(b) of the Act:

Common shares of $0.001 par value
Securities registered or to be registered pursuant to Section 12(g) of the Act: (Title of Class)

The number of outstanding shares of each of the Issuer’s classes of capital or common stock as of
April 12, 2004: 10,397,740.

The Index to Exhibits is found on Page 33

Cautionary Statement Regarding Forward-Looking Statements

Some discussions in this registration statement may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this registration statement. Such factors include, those discussed in Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations and under Business as well as those discussed elsewhere in this registration statement.

Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. In some cases, you can also identify forward-looking statements by terminology such as may, will, should, plans, predicts, potential or continue or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled Risk Factors, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles. All references to CA$ refer to Canadian Dollars and all references to "common shares" refer to the common shares in our capital stock.

Invision is an exploration stage company. There is no assurance that commercially viable mineral deposits exist on the claim that we have under option. Further exploration will be required before a final evaluation as to the economic and legal feasibility of the claim is determined.

Glossary of Exploration Terms

The following terms, when used in this registration statement, have the respective meanings specified below:

Diamond drill	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face.
The drill cuts a core of rock, which is recovered in long cylindrical sections an inch or more in diameter.
Exploration	The prospecting, trenching, mapping, sampling, geochemistry, geophysics, diamond drilling and other work involved in searching for mineral bodies.
Mineral	A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form and physical properties.
Mineralization	Rock containing an undetermined amount of minerals or metals.

Foreign Currency and Exchange Rates

Dollar costs of Invision’s property acquisition and planned exploration costs are in Canadian Dollars. For purposes of consistency and to express United States Dollars throughout this registration statement, Canadian Dollars have been converted into United States currency at the rate of US $1.00 being approximately equal to CA $1.33 or CA $1.00 is approximately equal to US $0.7500 which is the approximate average exchange rate during recent months and which is consistent with the incorporated financial statements.

DESCRIPTION OF THE BUSINESS

(a)        Business development

Invision Capital, Inc. ("Invision") was incorporated in the State of Nevada on January 24, 2003 and established a fiscal year end of July 31. Our statutory registered agent's office is located at 251 Jeanell Drive, Number 3, Carson City, Nevada 89703 and our business office is located at 356 Taylor Way, West Vancouver, British Columbia, Canada V7T 2Y2. Our telephone number is (604) 657-2447. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We are a start-up, exploration stage company engaged in the search for gold and related minerals. We have no property other than an option to acquire the Muriel Lake property and to the date of this registration statement have spent approximately $0 on research and exploration and $7,420 on property acquisition. There is no assurance that a commercially viable mineral deposit, a reserve, exists in our claim or can be shown to exist until sufficient and appropriate exploration is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

The Muriel Lake claim is without reserves and our proposed exploration program is exploratory in nature.

(b)        Business of the Issuer

On July 07, 2003, Invision optioned a mineral property containing one (1) mining claim located in the Thunder Bay Mining Division of the province of Ontario, Canada called the Muriel Lake Property by entering into an Option To Purchase And Royalty Agreement dated July 07, 2003 with Richard T. Heard and Nicholas G. Carter, the beneficial owners of the claim (the “option agreement”), both arms-length British Columbia, Canada residents, to acquire the claim through the carrying out of a three phase exploration program, making annual option payments commencing no later than January 01, 2007 and paying the vendors a royalty from production. Payment details are provided in the following paragraph while the details of the planned exploration program are outlined in “Management’s Discussion and Analysis”, section “c”.

Under the terms of the option agreement, Messrs. Heard and Carter granted to Invision the sole and exclusive right and option to acquire 100 percent of the right, title and interest of Heard and Carter in the Muriel Lake property, subject to the vendors receiving annual payments, a royalty interest and common shares of Invision, in accordance with the terms of the option agreement, as follows:

  Invision must pay Messrs. Heard and Carter $7,420 ($10,000 in Canadian funds) on the effective date of the Agreement (paid);
  Invision must incur exploration expenditures on the property of a minimum of $26,000 on or before June 30, 2004;
  Invision must incur exploration expenditures on the property of a minimum of $56,000 on or before June 30, 2005;
  Invision must incur exploration expenditures on the property of a minimum of $75,000 on or before June 30, 2006;
  Invision must pay to the vendors $37,500 on or before January 01, 2007 as a prepayment of the net smelter royalty;
  Upon exercise of the Option, Invision is required to pay to the vendors, commencing January 1, 2008, the sum of $37,500 as an advance against the net smelter royalty, per annum for as long as Invision, or its assigns, holds any interest in the property; and
  Upon the commencement of commercial production from the property, Invision or its successor under this agreement agrees to pay to the Vendors, two hundred fifty thousand (250,000) shares in the capital of Invision or any successor corporation.

Regarding each of the above cash or share payments to the vendors, we must complete the phase contemplated and must decide and provide written notice to the vendors that we intend to proceed to the next phase before making the indicated payment.

Under the option agreement, the vendors, Messrs. Heard and Carter, retain a 4% net smelter royalty for all minerals mined from the claim. Net smelter returns (NSR) refers to the net proceeds received by Invision from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the claim without encumbrances. The above noted payments are advances against that royalty. In the event that Invision sells or transfers its interest to a third party, that party will assume the obligations under the NSR provision of the option agreement.

If the results of phase I are unsuccessful, we will terminate the option agreement and will not be obligated to make the above or any subsequent payments. Similarly, if the results of any of the future phases are unsuccessful, we will terminate the option agreement and will not be obligated to make any subsequent payments.

To date we have not performed any work on the claim and have spent $0 on research and exploration activities and $7,420 on property acquisition costs. As part of the acquisition cost Mr. Nicholas C. Carter, Ph.D., P.Eng., provided a Prospecting Report on the Muriel Lake Property dated May 23, 2003. It is our intention to engage the services of Mr. Carter to develop specific recommendations for a work program and to perform the required phase I work on the claim but no agreement has been entered into.

Mr. Carter is a registered Professional Geologist in good standing in the Association of Professional Engineers and Geoscientists of British Columbia, Canada. He is a graduate of the University of New Brunswick with a Bachelor of Science Degree (1960), a Master of Science degree in geology in 1962 from Michigan Technological Institute and a Ph.D. degree in geology from the University of British Columbia in 1974. He has practiced his profession as a consulting exploration geologist for the past forty (40) years.

The claim was selected for acquisition due to its cost, previously recorded exploration work, and because the claim is not located in an environmentally sensitive region. A full description of the claim, its name and claim number, recorded holder, size and expiry dates can be found under Description of Property (Location and Property Description) of this registration statement.

The property was originally staked in 2001 by the vendors who hold the mineral rights to the property which thereby gives them or their designated agent, the right to explore for, mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward. In the event the vendors were to grant another deed which was subsequently registered prior to our deed, the third party would obtain good title and we would have nothing.

The vendors have granted an option to Invision to allow Invision to explore, mine and recover any minerals on the claim. As with the preceding, if the vendors were to grant an option to another party, that party would be able to enter the property, carry out certain work commitments and earn right and title to the claim; we would have little recourse as we would be harmed, would not own any claim and would have to cease business operations. However, in either event, the vendors would be liable to us for monetary damages for breach of the option agreement. The extent of that liability would be for our out of pocket costs for expenditures on the property, if any, in addition to any lost opportunity costs if the claim proved to be of value in the future.

Under Ontario law, if the ownership of the claim was to be passed to us and the deed of ownership were to be recorded in our name, we would have to pay a minimum fee of $1,000 and file other documents since we are a foreign company in Canada. We would also be required to form an Ontario company that contains a board of directors, the majority of which would have to be Ontario residents and obtain audited financial statements for that company. We have decided that if gold is discovered on the property and it appears that it might be economical to remove the gold, we will record the deed of ownership, pay the additional tax and file as a foreign company or establish a corporate subsidiary in Ontario. The decision to record or not record is solely within our province.

A mining claim is generally described to be that portion of the public mineral lands which a miner, for exploration purposes, takes and holds in accordance with local mining laws but is also described to mean a parcel of land which might contain precious metals in the soil or rock. The Muriel Lake property consists of one (1) mineral claim which in total covers an area of approximately 16 hectares (40 acres).

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of the claim we have under option, that is the province of Ontario.

In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. The legislation ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as fee simple owner of crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The claim we have under option is one such acquisition. Accordingly, fee simple title to our optioned claim resides with the Crown. Our optioned claim is a mining lease issued pursuant to the Ontario Mining Act. The lessee has exclusive rights to explore, mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

The claim is unencumbered and there are no competitive conditions which affect the claim. There are no parks or developments that would interfere with the exploration for or exploitation of any mineral deposits that might be located on the claim. There are no disputes as to title or liens registered on the claim. Further, there is no insurance covering the claim but we believe that no insurance is necessary since the claim is unimproved and contains no buildings or improvements.

Documentation on the status of the claim comprising the properties was obtained from the Ontario government web site www.mci.mndm.gov.on.ca/claims/cf_claims/clm_css4.cfm. This website contains a detailed description of the rock formation and mineralization of all staked lands in Ontario. The website database contains a detailed description of the rock formation, mineralization and ownership of all staked lands in Ontario.

To keep the claim in good standing, we must begin exploration on or before July 24, 2004 or pay $400.00 per claim to prevent the claim from reverting to the Crown.

It is our intention to incorporate a Canadian subsidiary company and record the deed of ownership in the name of our subsidiary only if gold is discovered on the claim and it appears that it would be economically viable to commercially mine the claim.

Invision is an exploration stage company. There is no assurance that commercially viable mineral deposits exist on the claim that we have under option. Further exploration will be required before a final evaluation as to the economic and legal feasibility of the claim is determined.

None of the directors or officers has professional or technical accreditation in the exploration, development or operations of metal mines. During the past year, Mr. Rigney has spent approximately 15% of his time (approximately 9 hours per week) on the affairs of Invision. Those ratios and hours are expected to continue at that same level into the foreseeable future. Mr. Duval joined the Board of Directors on January 28, 2004. It is expected that he will spend approximately 5% (2 to 3 hours per week) of his time on the affairs of Invision for the foreseeable future.

Competitive Factors

The gold mining industry is highly fragmented. We are competing with many other exploration companies looking for gold. We are among the smallest exploration companies in existence and are an infinitely small participant in the gold exploration business which is the foundation of the founding, early stage exploration and development of the gold mining industry. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our optioned claim. Readily available gold markets exist in Canada and around the world for the sale of gold.

Regulations

Our mineral exploration program is subject to the Ontario Mining Act and Regulations. This act sets forth rules for:

       locating claims;
       posting claims;
       working claims; and
       reporting work performed

The Mining Act tells us how and where we can explore for minerals. We must comply with these laws in order to operate our business. The purpose of the law is to assist persons who wish to explore for minerals in Ontario to understand the process whereby exploration activities are permitted and regulated. The laws and regulations establish province wide standards for mineral exploration and development activities and also manage and administer exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. The law does not apply to certain exploration work we will be conducting in phase I; specifically, work that does not involve mechanical disturbance of the surface including:

       prospecting using hand-held tools;
       geological and geochemical surveying;
       airborne geophysical surveying (e.g. electro-magnetic (EM) surveys);
       hand-trenching without the use of explosives; and
       the establishment of grid lines that do not require the felling of trees.

Exploration activities that we intend to carry out in phase II which are subject to the provisions of the Mining Act are as follows:

  drilling, trenching and excavating using machinery;
  disturbance of the ground by mechanical means; and
  blasting.

Compliance with these rules and regulations will require us to meet the minimum annual work requirements. It is not necessary to file documentation for a work permit prior to undertaking a surface work program in Ontario unless another party holds the surface rights over a staked claim or the general area has been designated as having special status; neither applies in the case of our optioned claim. Advanced exploration projects, defined as consisting of mainly underground exploration, require a work permit which is issued by the Ontario Ministry of Northern Development and Mines.

We are responsible to provide a safe working environment, to not disrupt archaeological sites and to conduct our activities to prevent unnecessary damage to the claim.

In Ontario, environmental issues are the responsibility of the Ministry of the Environment which works in concert with the Ministry of Northern Development and Mines on environmental issues pertaining to mining and exploration. The legislation pertaining to the environment is referred to as the Environmental Protection Act and related Regulations. We anticipate no discharge of water into active streams, creeks, rivers, lakes or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and trenches will be recovered prior to retreating from the claim. No costs are anticipated in order to comply with any environmental laws and we do not anticipate having to modify the planned exploration work program to comply with the local environmental laws or regulations.

As the planned phase I work program involves minimal disturbance of the environment at this early stage of the exploration, we do not anticipate facing any costs nor expect to face problems complying with the environmental regulations. In addition, all of the equipment to be employed on the project will be in compliance with environmental standards used and accepted by the industry and all of the employees on the site will have significant experience in the outdoors and will be cognizant of their responsibilities to the environment.

We are in compliance with the foregoing regulations and will continue to comply in the future. We believe that compliance with the act will not adversely affect our future business operations. There are no permits or licences under any governmental laws or regulations that we will be required to obtain in order to complete the first phase of our exploration work program.

Employees

Initially, we intend to use the services of subcontractors for manual labour exploration work on our properties and Mr. Nicholas Carter to manage the exploration program. Our only employee will be Frank J. Rigney senior officer and director. Mr. Carter is not a consultant to Invision, rather he is the author of the prospecting report. However, it is our intention to enter into agreement to retain the services of Mr. Carter prior to commencement of the work program.

We intend to hire geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into negotiations or contracts with any of them although it is our intention to retain Mr. Carter as senior geological consultant. We do not intend to initiate negotiations or hire anyone until the summer of 2004.

At present, we have no employees, other than Mr. Rigney and Mr. Duval, our officers and directors. Neither Mr. Rigney nor Mr. Duval have employment agreements with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employees.

Offices

Our offices are located at 356 Taylor Way, West Vancouver, B.C. Canada V7T 2Y2. Currently, these facilities are provided to us by Frank Rigney, our director and President, without charge, but such arrangement may be cancelled at anytime without notice. As our business activities continue, we anticipate that we will be required to pay a pro rata share of the rent incurred for the facilities that we occupy. Specific direct expenses incurred such as telephone and secretarial services will be charged back to Invision at cost on a periodic basis.

(c)        Reports to Securityholders

As a result of filing this registration statement, Invision is obligated to file with the Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements. Invision intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. Invision will voluntarily send an annual report, including audited financial statements, to its shareholders.

In addition, Invision will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(a)        Risk Factors

An investment in these securities involves an exceptionally high degree of risk and is extremely speculative. In addition to the other information regarding Invision contained in this prospectus, you should consider many important factors in determining whether to invest in the Corporation. The following risk factors reflect the potential and substantial material risks could be involved and addresses known trends which are likely to have a material impact on the operations of the Corporation.

1. The claim contains no reserves and Invision has no income.

The Muriel Lake claim has no reserves and we will not be in a position to have reserves even if the three phase exploration program is successful as each of the three phases are attempting to determine if there are the right indicators to be able to prove up reserves in later exploration. We have no income and do not expect to have income in the foreseeable future. The potential therefore exists that at the end of the planned exploration program we will have found no reserves, will have no income and our sole asset, the option, will have no value and Invision will have to suspend operations.

2. The probability of an individual claim ever having reserves is extremely remote.

The probability of an individual claim such as the Muriel Lake claim ever having reserves is extremely remote. At the present time, our claim does not contain any reserves; therefore, any funds that we spend on exploration in the first phase work program may be lost, we will have found no reserves, will have no income and our sole asset, the option, will have no value and Invision will have to suspend operations.

3. Our management lacks technical training and/or experience in metals exploration and extraction.

Although management has been active in various phases of the mining industry for many years, management and the members of the Board lack technical training and experience with exploring for, starting and operating a mine. Technical guidance will be provided by outside engineers and consultants who are familiar with the industry. However, with no direct training or experience in these areas, our management may not be fully aware of many of the specific requirements relating to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use or may go against external advice. As a result, our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in our industry.

4. We have no known ore reserves and if we find gold mineralization we do not know if it will be in economic quantities. If we fail to find any gold mineralization or if we are unable to find gold mineralization in economic quantities, we will have to cease operations.

We have no known ore reserves. Even if we find gold mineralization it may not be of sufficient quantity so as to warrant recovery. Additionally, even if we find gold mineralization in sufficient quantity to warrant recovery, it may not be recoverable. Finally, even if any gold mineralization is recoverable, we may not be able to do so profitably. Failure to locate gold deposits in economically recoverable quantities will cause us to cease operations.

5. Title to the claim is registered in the name of another person. Failure of Invision to obtain good title to the claim will result in Invision having to cease operations.

Title to the mining claim we intend to explore is not held in our name. Title to the claim is recorded in the name of Nicholas C. Carter and Richard T. Heard, both arms-length British Columbia residents who hold title to the claim. In the event Carter and Heard were to grant another person a deed of ownership which was subsequently registered prior to our deed, the third party would obtain good title and we would have nothing. Similarly, if Carter and Heard were to grant an option to another party, that party would be able to enter the claim, carry out certain work commitments and earn right and title to the claim and we would have little recourse as we would be harmed, will not own any property and would have to cease operations. The option agreement does not specifically reference these risks or the recourse provided. Although we would have recourse against Carter and Heard jointly in the situations described, there is a question as to whether that recourse would have specific value.

6. Currently Invision has no right to the claim. In order to exercise its rights under the option agreement, Invision must incur certain exploration costs and make royalty payments. Failure by Invision to incur the exploration expenditures or to make the royalty payments will result in forfeiture of Invision’s right to purchase the claim and will result in Invision having to cease operations.

Under the terms of an option agreement, Invision has the right to acquire the title to the claim upon the initial payment of $7,420 which has been paid, incurring exploration expenses on the claim of a minimum of $26,000 by June 30, 2004, incurring additional exploration expenses in the amount of $56,000 by June 30, 2005, incurring further exploration expenses in the amount of $75,000 by June 30, 2006 and making annual royalty payments in the amount of $37,500 commencing January 1, 2007. Failure by Invision to make any of the payments or failure to incur the required exploration expenses will result in the loss of the option to purchase the claim. Should Invision lose the option to purchase the claim, Invision will have to cease operations.

7. Because our auditors have issued a going concern opinion and because our officers and directors will not loan any money to us, it is likely we will not be able to achieve our objectives and will have to cease operations unless we raise additional capital in the future.

Our auditors have issued a going concern opinion. This means that there is doubt that we can continue as an ongoing business for the next twelve months. Because our officers and directors are unwilling to loan or advance any additional capital to us, we believe that if we do not raise additional capital, or locate a suitable joint venture partner, we will have to suspend or cease operations within twelve months.

8. We lack an operating history and have losses that we expect to continue into the future. If the losses continue we will have to suspend operations or cease operations.

We were incorporated on January 24, 2003 and we have not started our proposed business operations or realized any revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $32,793 . Our ability to achieve and maintain profitability and positive cash flow is dependent upon:
•	our ability to find a profitable mineral property;
•	our ability to generate revenues; and
•	our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the exploration of the claim. We may not be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

9. We will need additional financing to fully implement our three-phase exploration plan and if we fail to obtain additional funding we will not be able to continue our operations and will go out of business.

Currently we have sufficient financial resources to complete the first phase of our exploration plan. However, because the anticipated cost of the three-phase exploration program is $157,000, we will have to raise additional financing to complete all phases of our exploration of the claim. Even if the first phase of our exploration program is successful we may not be able to raise any additional capital, or may not be able to raise additional capital on terms that are favourable to Invision, in order to finance the second or third phases. Should we be unable to raise additional funding or favourable additional funding to complete the second and third phases of our exploration plan, we would have to cease business operations.

10. If we decide not to complete all three phases of our exploration program or should we decide that further exploration is not feasible we will have to cease operations and will go out of business.

Invision’s exploration plan consists of three phases. Commencement of each phase is dependent on the successful completion of the previous phase and sufficient funding for the next phase. Should Invision for any reason decide not to proceed with phases II and/or III of the exploration program, Invision will have to cease operations.

It will be necessary to analyze the data following each of the phases of the exploration program and come to a decision that further work is or is not warranted and that such work is likely or not likely to add value to the claim prior to any decision being made as to proceeding to the next phase. In the event that the engineer who supervises the phase I program recommends in his written report, based on his evaluation of the results, that the claim lacks merit and no further value would be obtained by proceeding with phase II (or III), then a decision to not proceed with phase II (or III) would be made. Such a decision would not be made arbitrarily by management.

11. Management will devote only a limited amount of time to Invision’s business. Failure of Invision’s management to devote a sufficient amount of time to our business operations will adversely affect the success of our business.

Because Mr. Rigney, our President and CEO, will be devoting only 15% of his time, approximately 9 hours per week and Mr. Duval will be devoting only 5% of his time to our operations our business may suffer. As a result, exploration of our claim may be periodically interrupted or suspended. Interruptions to or suspension of our exploration program will cause us to cease operations.

12. The Corporation lacks an audit committee financial expert to sit on its audit committee.

The Corporation has only two directors and one officer. One of the directors qualifies as being an independent director but he fails to qualify as an audit committee financial expert. At this early stage of our corporate development, we have been unable to attract an individual that we believe would qualify as a ‘financial expert’ to serve in that position. Our lack of a financial expert may result in the failure of the company to put in place adequate financial control measures. If we fail to implement adequate financial control measures we may not be able to generate revenue or control exploration and other costs. Failure to generate revenues or control exploration and administrative costs may cause us to suspend operations. Invision does not have an audit committee.

13. Weather interruptions may affect our ability to execute our proposed exploration program. If we are unable to execute our proposed exploration program will have to cease operations.

The mining claim we intend to explore is located in the northwest part of Ontario and is accessed by a gravel road. Field work is possible year round with access restricted during winter freeze-up and spring thaw. Failure to conduct our exploration activities in a timely manner may affect our ability to raise funds necessary to continue our business operations. If the exploration work is not completed within a specific time frame as set out in the option agreement, we would forfeit the option and be forced to suspend operations.

(b)        Plan of operation

Invision believes it can satisfy its cash requirements for the completion of phase I of the exploration program and other basic cash requirements through the fiscal year end of July 31, 2004, from a private placement of $69,661 received during the first half of 2003. As of October 31, 2003, the date of our most recent audited financial statements, we had $40,318 in working capital. As of January 31, 2004, the date of our most recent financial statements, we had $38,411 in working capital.

For fiscal August 01, 2003 to July 31, 2004, we will concentrate our efforts on the phase I exploration program on the Muriel Lake property. If phase I of the exploration program is successful, we will shift activities to prepare for proceeding with phase II in the summer of 2005. Following industry trends and demands, we are also considering the acquisition of other properties to conduct exploration works for gold, copper and other metals. In either situation, a new public offering might be needed and completed during that period.

We do not expect any changes or more hiring of employees since contracts are given to consultants and sub-contractor specialists in specific fields of expertise for the exploration works.

(c)        Management's discussion, analysis of financial condition and results of operations

Invision is a start-up exploration stage company engaged in the search for gold and related minerals. We have not yet generated or realized any revenues from our business operations. There is no assurance that a commercially viable mineral deposit, a reserve, exists in our claim or can be shown to exist until sufficient and appropriate exploration is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our optioned claim. Our only other source for cash at this time is investments by others in our company. We must raise cash in order to implement our project and stay in business.

At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and can't raise it we will either have to suspend business operations until we do raise the cash, or cease operating entirely.

We do not expect to purchase or sell any plant or significant equipment. We intend to lease or rent any equipment, such as a diamond drill machine, that we will need in order to carry out our exploration operations. We do not expect a change in our number of employees.

Over the next twelve months, we intend to complete the first phase of an exploration plan on the optioned claim. The option to the claim was obtained through an option agreement with Nicholas

C. Carter and Richard T. Heard at a cost of $7,420. Under Ontario law, title to Ontario mining claims can only be held by Ontario residents. In the case of corporations, title must be held by an Ontario company. In order to comply with the law we would immediately have to incorporate an Ontario wholly owned subsidiary company and obtain audited financial statements. We believe those costs would not be in the best interests of Invision at this time. In the event that we find mineralized material and the mineralized material can be economically extracted, we will form a wholly owned Ontario subsidiary company and the title will be conveyed to that subsidiary. Should the vendors transfer title to another person and such deed is recorded before we record our documents, that other person will have superior rights and title and we will have none. If that event occurs, we will have to cease or suspend business operations. However, the vendors would be liable to us for monetary damages for breaching the terms of the option agreement with us. To date we have not performed any work on the claim.

If our initial exploration efforts are successful, we intend to proceed with longer term exploration of the claim. We may acquire additional mineral properties during the next twelve months if we are able to do so.

Phase I of our plan of activities will involve examination of the claim through complete mapping of the claim (a map upon which the known or observed geological information is plotted – it may show folds, faults, minerals deposits and so on as well as a distribution of the adjacent formations), the collection and analysis of samples and the production of a database of previous work completed on the site of the claim as well as adjacent areas. Samples simply involve the gathering of a certain volume or weight of surficial clay, sand, gravel and rocks and then having the mineral components of those samples chemically analyzed for composition. Phase I may take up to 3 months in total, including preparation of a report on the work completed with further recommendations and will cost approximately $26,000 which amount is a reflection of local costs for the specified type of work and a minimum requirement of the option agreement. We have not commenced phase I. We have sufficient funds on hand to cover the costs of the first phase of the exploration plan.

Phase II will be directed towards a continuation of the exploration and prospecting program and will include an indeterminate amount of diamond drilling. A diamond drill is a drilling machine with a rotating, hollow, diamond studded bit that cuts a circular core which can be recovered in lengths to provide a continuous sample of the column of rock penetrated. The core is then split in half, crushed and analyzed for the various minerals it may contain. It is anticipated that some additional geological mapping, prospecting and some geochemical sampling will take place as the drilling progresses. Geochemistry is the study of the relative and absolute occurrences of various elements and their atomic species in the earth’s crust. It can be defined very broadly to include all the parts of the study of geology that involve chemical changes or it may be focussed on the distribution of the elements. Here we are interested in determining what the broad chemical makeup of the earth looks like and what changes have taken place over geologic time. The second phase may take up to three months to complete and will have an estimated cost of $56,000, again based on the minimum requirements of the option agreement and a reflection of local costs for the specified type of work.

If the phase I work program is favourable, additional funding will be required in order to satisfy a second phase of exploration and other cash demands on Invision. It is our intention to fund these requirements through additional equity offerings, private placements or loans. In the event we are not able to complete the required funding we will have to suspend operations. In any event, until the results of phase I are known we are not in a position to know whether we will carry on with phase II. If the results of phase I are unsuccessful, we will terminate the option agreement and will have no further obligations under the agreement. Similarly, if the results of phase II are unsuccessful, we will terminate the option agreement and will not be obligated to make any subsequent payments.

We have limited cash reserves which as of January 31, 2004 totalled $41,321 (excluding a reserve for payables). Until we actually commence phase I exploration, our monthly cash requirements are minimal. Current working capital can adequately satisfy our requirements for the next year.

We will not move on to the next phase of the exploration program until the phase we are working on is completed and an evaluation has been rendered. We will determine when that occurs.

We expect to start exploration in the Summer of 2004.

Results of Operations

From Inception on January 24, 2003 to the date of this registration statement:

We have had no activities or operations.

On July 07, 2003, we obtained an option to acquire our first property and will commence the research and exploration stage of our work on that property in the Summer of 2004.

Since inception, we have used our common stock to raise money for our optioned acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on January 24, 2003 to January 31, 2004 was $69,661 as a result of proceeds received from sales of our common stock.

Between January 24, 2003 and January 31, 2004 we incurred expenses totalling $32,793 for business activities ($21,640 for the fiscal year end of July 31, 2003 and $11,153 for the six months ended January 31, 2004 and $2,057 for the quarter November 01 2003 to January 31, 2004). This included $18,728 in professional fees and services ($10,483 at July 31, $8,245 for the six months and $1,270 for the quarter), $5,195 for office and miscellaneous costs ($3,037 at July 31, $2,158 for the six months and $$437 for the quarter), $1,450 in contributed rent and administrative services ($700 at July 31, $750 for the six months and $350 for the quarter) and $7,420 in mineral interest acquisition expenses ($7,420 at July 31 and $0 for the six months and for the quarter). During the same period we realized an income of $0 ($0 at July 31 and $0 for the six months and for the quarter) which resulted in a net loss of $32,793 ($21,640 at July 31, a net loss of $11,153 for the six month period and a net loss of $2,057 for the quarter). Generally, all expenses for the quarter have been reduced as a result of Invision’s inactivity during the review period of our registration statement by the Securities & Exchange Commission.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations.

We issued 4,000,000 shares of common stock through a Section 4(2) offering in January 2003 for cash consideration of $4,000.

We issued 6,000,000 shares of common stock through a Regulation S offering in March, 2003 for cash consideration of $6,000.

We issued 397,740 shares of common stock through a Regulation S offering in May and June, 2003 for cash consideration of $59,661.

As of January 31, 2004, our total assets amounted to $41,321 ($51,850 at July 31 year end, $43,720 at the end of the quarter ended October 31, 2003) and our total liabilities were $2,910 ($3,400 at July 31 and $3,602 at October 31, 2003). Working capital stood at $38,411 ($48,450 ay July 31 and $40,118 at October 31, 2003).

For the period ended January 31, 2004, the net loss was $32,793 ($21,640 at July 31, $11,153 for the six months and $2,057 for the quarter ($0.001 per share for the six month period, $0.0002 for the quarter versus $0.003 at July 31). The loss per share was based on a weighted average of 10,397,740 common shares outstanding for both the six month period and the quarter (7,228,491 shares at July 31).

The costs estimates for each phase of the exploration program are based on the requirements of the option agreement and are reflections of local costs for the specified type of work. Initially, these plans call for the completion only of phase I of the work program for which we have sufficient funds on hand. If phase I is not successful, we will terminate the option on the claim, cease exploration and liquidate our company. If phase I is successful we would then proceed to phase II at an estimated cost of $56,000, also based on the requirements of the option agreement, which costs are again a reflection of local costs for the type of work program planned. We will proceed to phase II only if we are also successful in being able to secure the capital funding required to complete phase II. Similarly, if phase II is not successful, we will terminate the option on the claim and cease operations of the business. If phase II is successful we would then proceed to phase III at an estimated cost of $75,000, also based on the requirements of the option agreement. We will proceed to phase III only if we are also successful in being able to secure the capital funding required to complete phase III. Similarly, if phase III is not successful, we will terminate the option on the claim and cease operations of the business. Therefore, we may spend as much as $157,000 provided that results at the completion of each of phases I, II and III are favourable, decisions are made to proceed to the next phase and financing is available to complete both phases of the work program.

If we decide to proceed to phase II and if it turns out that we have not raised enough money to complete our secondary exploration program, we will try to raise additional funds from a second public offering, a private placement, loans or the establishment of a joint venture whereby a third party would pay the costs associated with the phase II and we would retain a carried interest. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will have to suspend or cease business operations.

If we are successful in obtaining favourable results from phases I, II and III, it will be necessary to make plans for the further exploration of the claim and to provide for the annual payments required under the option agreement. If we are successful, we will try to raise additional funds from a second or third public offering, a private placement or loans, joint venture with a third party, partnerships or other means. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will suspend or cease operations.

DESCRIPTION OF THE PROPERTY

The mineral claim optioned by Invision is located in the Maun Lake area of northwest, Ontario, Canada and are held under option from Messrs. Nicholas C. Carter and Richard T. Heard. The claim consists of one claim block and covers 16 hectares (40 acres). The author of the report, N.C. Carter, Ph.D., P. Eng. conclude that the claim is considered to be unexplored for volcanic massive sulphides. An exploration program should be undertaken to systematically evaluate the claim to identify and test targets for sulphide mineralization.

Invision acquired an option from the claim holders Messrs. N. C. Carter and R. T. Heard of Victoria and Halfmoon Bay, B.C. Canada, respectively, to purchase a 100% interest in the claim subject to the expenditure of a total of $157,000 through a three phase exploration program and cash payment of $7,420. In addition, the vendors retain a 4% net smelter royalty. After January 1, 2007 payments of $37,500 per year are to be made as advance royalties to the claim holders so long as Invision retains any interest in the claim. Upon the commencement of commercial production from the property, Invision or its successor under this agreement agrees to pay to the Vendors, two hundred fifty thousand (250,000) shares in the capital of Invision or any successor corporation. The detailed terms of this option are contained in the option agreement between Invision and the vendors dated July 07, 2003.

Net smelter returns refers to the net proceeds received by Invision from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the claim without encumbrances. The noted payments are advances against that royalty. In the event that Invision sells or transfers its interest to a third party, that party will assume the obligations under the NSR provision of the option agreement.

Interest in this area was generated in part on information contained in an Ontario Geological Survey release of a multi-element lake sediment geochemical survey undertaken as part of Operation Treasure Hunt in the Nakina - Longlac areas in late 1999 and on known polymetallic, volcanogenic massive sulphides mineralization south of Muriel Lake.

The claim is located on NTS 1:50,000 sheet 42L/07W in the Maun Lake area northwest of Thunder Bay in the province of Ontario. The property consists of one unpatented claim block covering 16 hectares (40 acres). The individual claim details are shown in the following table:

CLAIM NAME	CLAIM NUMBER	RECORDED HOLDER	EXPIRY DATE DD/MM/YY *	AREA HECTARES	AREA ACRES
Muriel Lake	TB 1187566	N.C. Carter & R.T. Heard	24/07/2004	16	40
		TOTAL (Hectares / Acres)		16	40

*	The expiry date of the lease on the claim will be extended by at least one year through the performance of the planned phase I of the projected exploration program. By completing work on the claim an automatic extension of the expiry date is achieved.

There are no parks or developments that would interfere with exploration for or exploitation of any mineral deposits that might be located on the claim. There are no disputes as to title or liens registered on the claim.

Location and Access

The Muriel Lake property is 290 kilometres northeast of Thunder Bay and 70 kilometres north of Geraldton in northwest Ontario. More precisely, the property is situated north of Esnagami Lake and east of O’Sullivan Lake some 32 km north-northwest of Nakina which is on the CN Rail main line. Coordinates for the centre of the subject mining claim are 500 27.4’ North and 860

50.8’ West in NTS map-area 42L/07W.

Nakina is 72 km by paved highway north of the town of Geraldton which is on the Trans-Canada Highway. Excellent secondary logging roads, including the Maun Road, provide access to the property from Nakina; road distance is about 55 km. A short spur road, extending north off the Maun Road, provides access to the southeast part of the claim. Muriel Lake is 2 kilometres north of the claim.

The property is relatively flat with a mean elevation of 1300 feet above sea level. Most of the area has a relief of less than 100 feet. Bedrock is well exposed on most ridges. Gullies, draws and major drainage basins are drift covered. Poplar, balsam, spruce, pine and birch are the dominant tree species. A 1983 forest fire burned most of the higher ground leaving the ridges largely bare.

The climate is typical mid latitude continental. Field work is possible year round with access restricted during winter freeze-up and spring thaw.

Map of Location of the Muriel Lake Property

Previous Work and Exploration History

Public provincial records show a cluster of sulphide showings, 1.5 km southwest of the Holland-Chellew occurrence and within the present mining claim, including the J.J. Perry trench, the Kindle trench, Galena Vein trench and the Galena Vein extension. These were explored by trenching and stripping in the early 1930s. No assays are available.

claims encompassing 15 square kilometres were held in the area between 1992 and 2000. Work done during this period included geological mapping, surface geophysics, trenching and sampling and limited diamond drilling of EM conductors away from the known showings. These claims lapsed in early 2001 and the current claim was staked July 1 of that year.

Geological Setting

The Muriel Lake area is within the Onaman - Tashota greenstone belt of the eastern Wabigoon subprovince. The general area is underlain mainly by pillowed to massive basaltic flows and tuffs with lesser felsic flows and tuffs and metasedimentary rocks. All of the foregoing are intruded by granitic rocks, gabbroic intrusions and some felsic dykes.

The subject mining claim is underlain by an east-northeast, strongly deformed sequence of mafic pillow lavas, flow-banded felsic volcanic rocks and lesser metasediments. Diorite/gabbro dykes and sills are widespread. All of these factors when taken together point to the possibility that copper and gold bearing sulphide mineralization may be found on the claim.

2001 Prospecting Program

Prospecting and sampling was directed to three of the known four trench areas within the mining claim. The Kindle trench was not examined.

The J.J. Perry trench area, in the southeast part of the claim, elongated in an easterly direction and measuring 70 x 25 metres, exposed an oxidized massive sulphide zone along the contact between fine-grained mafic and flow-banded felsic metavolcanic rocks.

Three samples were collected from the J.J. Perry trench including two from the massive sulphide zone and one from the post-mineral gabbro.

From the J.J. Perry trench, a traverse was run in a westerly direction toward the small lake immediately west of the claim. Bedrock exposures noted included felsic metavolcanic rocks and diorite/gabbro dykes which are numerous and apparently conformable with general east-west structural trend.

The Galena Vein Extension trench, 20 metres east of the western claim boundary, exposes massive sulphide mineralization over a width of 6 metres and a length of 11 metres. A character sample of the massive pyrite zone returned the following results:

Sample #	Copper (ppm)	Gold (ppb)	Silver (ppm)	Arsenic (ppm)	Cobalt (ppm)	Zinc (ppm)	Iron (%)	Sulphur (%)
60560	206	30	1.4	80	71	16	>15.00	>10.00

The traverse followed the claim line north to the number 4 post and thence easterly along the northern claim boundary before heading south to the Galena Vein trench.

The Galena Vein trench exposes a cherty zone with 60-70% sulphides including fine-grained pyrite, chalcopyrite and reported sphalerite and galena over a width of 20 metres and a length of 45 metres. Felsic and mafic metavolcanic rocks bracket the massive sulphide zone on the east and west respectively. The massive sulphide – chert zone is banded and locally displays complex folding.

Work on Property by Invision

Invision has not carried out any exploration on the claim since acquiring the option.

Our Proposed Exploration Program – Plan of Operation

The Report concluded that the two principal zones of exposed massive sulphide mineralization are of different character which may be representative of zoning. The J.J. Perry trench mineralization features higher cobalt values and low arsenic; samples from the Galena Vein and Galena Vein Extension trenches are characterized by elevated arsenic values.

The distribution of the known massive sulphide zones on the claim suggests an association with an attenuated fold structure. This interpretation is based on the observed distribution of felsic and mafic metavolcanic rocks and on the nature of the intense folding of the chert-sulphide lenses evident in the Galena Vein trench. Thickening of the sulphide horizons at fold hinges has been noted in the past; this feature could be expected both laterally and vertically.

Detailed mapping is required to gain a better understanding of the structural setting of the sulphide mineralization. It is doubtful that previous, limited diamond drilling was undertaken with the apparent structural complexity and sulphide zoning in mind.

The Muriel Lake property and surrounding area is considered to be underexplored for volcanogenic massive sulphide mineralization.
Based on the above, there is a possibility that a massive sulphide deposit may exist on the claim. This potential warrants the following as a first phase of an exploration program:
•	Detailed mapping of the claim is required to gain a better understanding of the structural setting of the sulphide mineralization
•	All existing data should be digitized and maintained in a Global Information System(GIS) database. All data acquired in the future should be of a standard to be entered into the digital database format.
•	Target areas developed from the initial surveys should be further screened by prospecting, detailed till sampling or Mobil Metal Ion soil sampling as necessary. Sampling density may be sufficient to identify drill testable targets directly. This work may be assigned to phase II of the cost estimates.
•	Should targets of interest be generated from the above work testing by diamond drilling should be undertaken in phase II.

Our business plan is to proceed with initial exploration of the claim to determine if there are targets of long term interest that may bear further evaluation to determine if sulphides and gold may exist on the claim. We must conduct research and exploration to determine what minerals, if any, exist on our optioned property and if any minerals which may be found can be economically extracted and profitably processed.

We anticipate that phase 1 of the geological exploration program will cost approximately $26,000 based on the minimum requirements of the option agreement and the report.

It is our intention to retain the services of Mr. Carter to complete the first phase of the work program prior to commencement of the exploration program in the summer of 2004. We will assess the results of this program upon receipt of Mr. Carter’s report. The cost estimates for this and other phases of the work program will be based on the minimum requirements of the option agreement and Mr. Carter’s recommendations and reflect local costs for this type of work.

We do not claim to have any ores or reserves whatsoever at this time on our optioned claim.

Phase I will begin by mapping the claim and will allow for digitization and GIS referencing of all existing data on the claim. This will entail taking samples from the claim to a laboratory where a determination of the elemental make up of the sample and the exact concentrations of gold and other minerals will be made. We will then compare the relative concentrations of minerals in the samples so the results from different samples can be compared in a more precise manner and plotted on a map to evaluate their significance. The Global Information System (GIS) referencing system will entail the production of a database whereby all previous known work on the claim (based on information filed with public information bodies such as the Ontario Ministry of Northern Development and Mines) is entered into a computer matrix and correlated based on map coordinates. The results of phase I testing will be entered at a later date and will also be correlated to historical data which may allow for certain conclusions as to the best targets and areas to explore on future work programs, i.e. those targets that give the better chances of finding sulphides and gold in deposit.

These surveys may require up to one week for the base work and an additional two to three months for analysis and the preparation of a report on the work accomplished along with an evaluation of that work and will bear an estimated total cost of $26,000 based on the report which amounts are a reflection of local costs for the specified type of work and the minimum requirements of the option agreement. This cost is made up of wages and fees, geological and geochemical supplies, assaying, camp equipment, operation costs and the digitizing of all existing historical data to be maintained in a GIS database. It is our intention to carry the work out in the summer of 2004.

Phase II will not be carried out until the summer of 2005 and will be contingent upon favourable results from phase I and any specific recommendations of Mr. Carter. It will be directed towards the follow-up of targets determined from phase I and an indeterminate amount of diamond drilling as well as well as some new prospecting based on targets determined from phase I. Phase II may require up to three weeks of field work and will cost approximately $56,000 comprised of wages, fees and camp operations, diamond drilling, assays and related. The cost estimate is based on the report and the minimum requirements of the option agreement. A further three months may be required for analysis and the preparation of a report and evaluation on the work accomplished.

The diamond drilling contemplated in phase II is an essential component of exploration and aids in the delineation and definition of any findings . The geophysical work gives a general understanding of the location and extent of potential mineralization at depths that are unreachable by surface excavations and provides a target for more extensive trenching and core drilling. We expect the costs of the geophysical work and the diamond drilling to be to be approximately

$56,000, based on the commitment made under the option agreement. Trenching and other work done in previously recorded exploration programs which may be accessible along with the results of phase I will be the guide for the locations of the diamond drilling program. In addition, new prospecting and a follow-up on samples obtained in phase I will be carried out.

We have contemplated a third phase of exploration which would continue the diamond drill program if results from the phase II program remain positive. Cost of the third phase of exploration will be a minimum of $75,000 based on the option agreement (the actual program is indeterminate at this time) and will be based on an evaluation of the work completed in phases I and II and further recommendations. It is our intention to have Mr. Carter conduct each phase of the exploration program.

Although it may appear that phase II merely continues phase I, such is not entirely the case. The work is phased in such a manner as to allow decision points to ensure that future work has a value and will provide better or additional information as to the viability of the claim. By utilizing a multi-phase work program, at the end of each phase a decision can be made as to whether the phase has provided the necessary information to increase the viability of the project. If the information obtained as a result of any phase indicates that there is no increased probability of having an economically viable project at the end of the project, a determination would be made that the work should cease at that point. This is a standard procedure in the industry prior to the commitment of additional funding to move a project forward to the next phase of exploration and/or exploitation.

Initially, we do not intend to interest other companies in the claim if we find mineralized materials. We intend to try to explore the claim ourselves through the first two phases of the planned work program. However, should the need arise we are open to the raising of sufficient capital to complete the work program by whatever means become available at that time. If that were to mean engaging in a working partnership to secure the required capital, we would likely do so if it were in the best interests of the project and Invision.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

(a)        Security ownership of certain beneficial owners

The following table sets forth, as of the date of this registration statement, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

Title of Class	Name and Address of Beneficial Owner [1] [2]	Amount & Nature of Beneficial Ownership [3]	Percentage of Class
Common Stock	Frank J. Rigney 356 Taylor Way, West Vancouver, B.C. V7T 2Y2	4,000,000 Beneficial Owner	38.47%
Common Stock	David K. Duval 1269 McBride Street, North Vancouver, B.C. V7P 1G2	Nil	0%

All Officers, Directors and key employees as a Group		4,000,000	38.47%

[1]	The persons named above may be deemed to be a "parent" and "promoter" of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct and indirect stock holdings. Mr. Rigney is the only "promoter" of our company.
[2]	As of April 12, 2004.
[3]	The person named above does not have any specified rights to acquire, within sixty (60) days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.

(b)        Security ownership of management

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term with Invision. All directors and officers hold office until our next Annual General Meeting of Shareholders or until a successor is appointed.

Title of Class	Name and Address of Beneficial Owner [1] [2]	Amount & Nature of Beneficial Ownership [3]	Percentage of Class
Common Stock	Frank J. Rigney 356 Taylor Way, W. Vancouver, B.C. V7E 6G4 Director since Jan. 24, 2003 Management Consultant	4,000,000	38.47%
Common Stock	David K. Duval 1269 McBride Street, N. Vancouver, B.C. V7P 1G2 Director since Jan. 28, 2004 Management Consultant	Nil	0%

All Officers, Directors and key employees as a Group		4,000,000	38.47%

[1]	As of April 12, 2004
[2]	The person named above does not have any specified rights to acquire, within sixty (60) days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.
[3]	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof based upon information furnished to Invision by individual directors and officers. All such shares are held directly.

The directors, officers and other members of management of Invision, as a group beneficially own, directly or indirectly, 4,000,000 of our common shares, representing 38.47% of the total issued and outstanding securities of Invision as of April 12, 2004.

Details of stock options held by the directors and officers are set forth under Executive Compensation (Summary Compensation) and Description of Securities (Stock Options). There are no outstanding stock options.

(c)        Changes in control

We do not anticipate at this time any changes in control of Invision. There are no arrangements either in place or contemplated which may result in a change of control of Invision.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)        Directors and executive officers

Each of our directors is elected by the Stockholders to a term of one (1) year and serves until his successor is elected and qualified, or until he resigns or is removed from office. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his successor is duly elected and qualified, or until he resigns or is removed from office. The board of directors has no nominating, auditing or compensation committees.

The name, address, age and position of our present officers and Directors are set forth below:

Name and Address	Age	Position(s)
Frank J. Rigney 356 Taylor Way West Vancouver, B.C. V7T 2Y2	67	President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors
David K. Duval 1269 McBride Street North Vancouver, B.C. V7P 1G2	57	Member of the Board of Directors

The persons named above have held the office/position since the inception of our company and are expected to hold the office/position until the next annual meeting of our stockholders. Mr. Rigney will be spending approximately 15% of his time on the affairs of Invision and Mr. Duval will spend approximately 5% of his time on the affairs of Invision. Mr. Duval is an independent consultant to the mining industry, has been employed as a mine planner, production supervisor, technical service representative and was responsible for the development of a 500 ton-per-day copper mine in Quebec. He has degree from the Haileybury School of Mines as an Engineering Technologist.

Frank J. Rigney is President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and a director of Invision. Mr. Rigney is a self-employed management consultant who provides management and financial services to public and private companies in the mining, petroleum, biotech, tourism and gaming industries with a Bachelor of Arts Degree and a degree in Business Administration. He spent over thirty years as a financial consultant and broker-dealer and has been a director and the president of two broker dealer firms and the compliance officer of those two firms. Prior to his retirement in 1999, Mr. Rigney had been a broker dealer with Canaccord Capital Corporation, a broker-dealer firm which has both retail and corporate finance operations, in Vancouver, B.C. for ten years; since then he has acted as a consultant to a number of publicly traded companies.

David K. Duval is a director of Invision. He is a self employed mining consultant, journalist and author who provides technical and management consulting services to public and private exploration companies. He is a graduate of the Haileybury School of Mines as an Engineering Technologist and has practiced his profession for over 40 years. He has provided consulting services to the United Nations, the Royal Government of Thailand and numerous mining entities. He was also the western editor of the Northern Miner for ten years, the largest weekly mining publication in the world, has authored a book entitled “New Frontiers in Diamonds”, and currently edits a newsletter which is the second largest gold newsletter on the Internet.

(b)        Conflicts of Interest

We believe that both Mr. Rigney and Mr. Duval may be subject to conflicts of interest. The conflicts of interest may arise from his relationship with other public and private corporations. In the future, he will continue to be involved in the mining and petroleum businesses for other entities and such involvement could create conflicts of interest. At the present time, we do not foresee a direct conflict of interest because we do not intend to acquire any additional mineral properties. In addition, neither Mr. Rigney nor Mr. Duval acts as an officer or director to any of the corporations he provides services to. The only conflict that we foresee is Mr. Rigney’s and Mr. Duval’s devotion of time to projects that do not involve us.

In the future, such corporations could begin operating mines and/or we and other companies of which Mr. Rigney or Mr. Duval may become a member of the board of directors may participate in the same properties. Either man could be presented mineral or other exploration opportunities which would force him to determine which company to offer the project to and from where to seek the appropriate funding. As a result there may be situations which involve a conflict of interest. Individually, Mr. Rigney and Mr. Duval will attempt to avoid dealing with such other companies in such situations where conflict might arise and will also disclose all such conflicts in accordance with common law and will govern himself in respect thereof to the best of his abilities in accordance with the obligations imposed upon him in law. In any event, at the least it would be incumbent upon Mr. Rigney and/or Mr. Duval to notify the other boards of directors of his conflict of interest and to refrain from voting on the acceptability or acquisition of the project in question.

(c)        Significant employees

We have no employees other than for Frank. J. Rigney.

(d)        Family relationships

There are no family relationships among directors, executive officers or persons chosen to become an executive officer or director.

(e)        Legal proceedings

During the past five years, none of our officers, directors, promoters or control persons has had any of the following events occur:

•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	being subject to any order, judgement or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and
•	being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

(f)        Audit Committee Financial Expert

Invision’s Board of Directors has determined that Invision does not have an audit committee financial expert serving on the Board or on an audit committee. Invision does not have an audit committee appointed or otherwise. Further, there is only one independent director, that being Mr. David Duval.

EXECUTIVE COMPENSATION

(a)        General

Mr. Rigney, our officer and director, has received no compensation for his time or services rendered to Invision and there are no plans to compensate him in the near future, unless and until we begin to realize revenues and become profitable in our business operations. During the financial period from inception on January 24, 2003 through January 31, 2004, Invision did not pay any form of remuneration to its directors or officers nor any compensation whatsoever.

(b)        Summary Compensation Table

	SUMMARY COMPENSATION TABLE
					Long Term Compensation
Annual Compensation					Awards		Payouts
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) *	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts	All Other Compensation
Frank J. Rigney President	2003	0	0	700	0	Nil	Nil	Nil

*	Other Annual Compensation includes benefits (paid or deemed to be paid) not otherwise included under salary or bonus such as car allowances, memberships and special benefits. It also includes deemed recompense for services provided to the Company such as the provision of office space for Invision which Mr. Rigney provides at no charge (deemed value of $100 per month) and miscellaneous office services (deemed value of $50 per hour). The services and rent are reported as contributed costs with a corresponding credit to additional paid-in capital.

(c)        Option/SAR Grants

We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(d)        Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(e)        Long-Tem Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

(f)        Compensation of Directors

The members of the Board of Directors are not compensated by Invision for acting as such. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director.

(g)        Employment contracts, termination of employment, change-in-control arrangement

There are no employment or other contracts or arrangements with officers or directors other than those disclosed in this registration statement. There are no compensatory plans or arrangements, including payment to be made by Invision, with respect to the officers, directors, employees or consultants of Invision that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants employment with Invision. There are no arrangements for directors, officers, employees or consultants that would result from a change-incontrol of Invision.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)        Related parties transactions

In February, 2003 we issued a total of 4,000,000 shares of restricted common stock to Frank J. Rigney, the senior officer and director of our company. The fair market value of the shares, $4,000, was paid for with $4,000 in cash. The sale of these shares will be governed by Rule 144 of the Securities Act of 1934. Mr. Rigney does not receive any salary or other compensation for his services to Invision.

Mr. Rigney provides office space to Invision at no cost to the Company. However, for accounting purposes, that rental is valued at $100 per month and is maintained on the books as an accounting transaction only and to reflect the deemed value of the space; there are no sums being accrued to be paid to Mr. Rigney at a later date. The rent and services are reported on the financial statements as contributed rent or administrative services with a corresponding credit to additional paid-in capital.

(b)        Transactions with Promoters

Mr. Frank J. Rigney, President and director of Invision can be considered as the promoter of Invision in consideration of his participation and managing of the business of the company since its incorporation.

Mr. Rigney subscribed for 4,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $4,000 which was paid in cash in January, 2003. The sale of these shares will be governed by Rule 144 of the Securities Act of 1933. Mr. Rigney does not receive any salary or other compensation for his services to Invision.

DESCRIPTION OF SECURITIES

(a)        Common shares

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share. The holders of our common stock:
  have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors;
  are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
  do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
  are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

We are authorized to issue up to 200,000,000 shares of common stock at a par value of $0.001. As of April 12, 2004 Invision had issued 10, 397,740 common shares for total consideration of $69,661.

The common shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or "pari passu", each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered shareholders are entitled to receive a notice of any Invision general annual meeting to be convened.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy. To the knowledge of the management of Invision, at the date hereof, Frank J. Rigney is the only person to exercise control, directly or indirectly, over more than 10% of Invision’s outstanding common shares. See Security Ownership of Certain Beneficial Owners and Management.

All material rights and liabilities have been included in the preceding discussion and there are no further rights or liabilities not disclosed by this section

Change of Control

There are no provisions within Invision’s Articles of Incorporation or its Bylaws that would delay or prevent a change of control.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business.

Stock Transfer Agent

The stock transfer agent for our securities is Pacific Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada 89119; the telephone number is (702) 361-3033 and the facsimile number is (702) 433-1979.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)        Market information

There is no public market for Invision’s common stock.

Invision has issued 10,397,740 common shares since its inception on January 24, 2003; 4,000,000 of those shares were issued to Mr. Frank J. Rigney and are restricted shares in the context that sales of these shares are governed by the resale rules contained in Rule 144 of the Securities Act of 1934. There are no outstanding options or warrants or securities that are convertible into common shares. There have been no restricted securities issued by Invision.

No restricted shares are eligible for re-sale pursuant to Rule 144 under the Securities Act.

(b)        Holders

Invision had 48 holders of record of its common shares as of April 12, 2004.

(c)        Dividends

Invision has not paid any dividends since its incorporation and does not anticipate as of April 12, 2004, the payment of dividends in the foreseeable future. At present, our policy is to retain earnings, if any, to finance exploration on our properties or optioned properties. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements and operating financial conditions.

(d)        Securities Authorized for Issuance Under Equity Compensation Plans

Invision does not have any compensation plan under which equity securities are authorized for issuance.

LEGAL PROCEEDINGS

Invision is not a party to any pending litigation and none is contemplated or threatened.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

Audited financial statements were prepared for October 31, 2003 by Cordovano & Honeck, P.C., of Suite 300, 201 Steele Street, Denver, Colorado who have been our auditors since inception on January 24, 2003. Interim unaudited financial statements were prepared for the second quarter and six month period ended January 31, 2004 by management and reviewed by Cordovano & Honeck, P.C. There has not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter.

RECENT SALES OF UNREGISTERED SECURITIES;
USE OF PROCEEDS FROM REGISTERED SECURITIES

Prior sales of common shares

Invision is authorized to issue up to 200,000,000 shares of common stock at a par value of $0.001. As of April 12, 2004, we had issued 10,397,740 common shares for total consideration of $69,661 to a total of 48 registered shareholders all of whom are resident outside the United States. There are no United States shareholders of record who own shares in Invision.

Invision is not listed for trading on any securities exchange in the United States, and there has been no active market in the United States or elsewhere for the Common Shares.

During the past three years, Invision has sold the following securities which were not registered under the Securities Act of 1933, as amended:

February 03, 2003

We issued 4,000,000 shares of common stock at a price of $0.001 per share through a Section 4(2) offering on February 03, 2003 for cash consideration of $4,000.

Name and Address	Date	Shares	Consideration *
Frank J. Rigney 356 Taylor Way W. Vancouver, B.C. V7T 2Y2	February 03 2003	4,000,000	$4,000 cash

*	Mr. Rigney subscribed for 4,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $4,000 which was paid in cash. The sale of these shares will be governed by Rule 144 of the Securities Act of 1933. Mr. Rigney does not receive any salary or other compensation for his services to Invision.

We issued the foregoing restricted shares of common stock to Mr. Rigney pursuant to Section 4(2) of the Securities Act of 1933. Mr. Rigney is a sophisticated investor, is an officer and director of Invision, and was in possession of all material information relating to Invision. Further, no commissions were paid to anyone in connection with the sale of the shares and general solicitation was made to anyone.

March 06, 2003

We issued 6,000,000 shares of common stock at a price of $0.001 per share through a Regulation S offering on March 06, 2003 for cash consideration of $6,000.

All subscriptions were taken up by non-U.S. residents or persons without ties to the U.S. and the offer and sale were made in “offshore transactions” with no selling efforts in the U.S. Each of the subscribers has indicated as part of the subscription that they were not acquiring the securities for the account or benefit of any U.S. person.

Name and Address	Date	Shares	Consideration
987148 Alberta Ltd. 434 – 13th Street, N.W., Calgary, Alta. T2N 1Z2 Principal: John Leishman	March 06, 2003	500,000	$500
Anglo Canadian Development Corp. 2280 Bellevue Avenue, West Vancouver, B.C. V7V 1C6 Principal: Marc Sandercombe	March 06, 2003	500,000	$500
Cantop Holdings Ltd. Ste 3C, Centre Plaza, Horse Barrack Lane, POB 926, Gibraltar Principal: Grays Directors Limited	March 06, 2003	500,000	$500
CNC Manutech Industries Ltd. POB 10, Stn Whonnock, 27222 Lougheed Hwy, Maple Ridge, B.C. V2W 1V9 Principal: Dan Fritz	March 06, 2003	500,000	$500
Estate of J.D. Leishman c/o AD Leishman, Executor 103 – 2095 Marine Dr., West Vancouver, B.C. V7V 4V4	March 06, 2003	500,000	$500
Hosanna International Ltd. POB 32000, SMB, Grand Cayman, Cayman Islands Principal: Bay Limited	March 06, 2003	500,000	$500
Knut W. Jelstrup, Haldenveien 97, 1367 Snaroeya, Norway	March 06, 2003	333,330	$333.33

Morten Kopke, Loekkeaasvn 7, N-1337 Sandviua, Norway	March 06, 2003	333,330	$333.33
Rushdale Ventures, S.A. Salduba Bldg., 3rd Fl., 53 East St., Urb. Obarrio, Panama Principal: V. E. Salazar Xurita	March 06, 2003	500,000	$500
Rutherford Asset Management Ltd. P.O. Box HM 2257, Hamilton HMJX Bermuda Principal: Arthur Jones	March 06, 2003	500,000	$500
Kjetil Skogsholm, Edv. Munchsgt. 8, Asgardstrand, Norway N-3179	March 06, 2003	333,340	$333.34
Angus Stewart, 88 Ellis Road, Crowthorne, Berkshire, England RG45 GPN	March 06, 2003	500,000	$500
Tullamore Investments Ltd. 88 Ellis Road, Crowthorne, Berkshire, England RG45 GPN Principals: Bryce Stewart	March 06, 2003	500,000	$500
Totals: 13 Placees		6,000,000 Shares	$6,000

July 17, 2003

We issued a further 397,740 shares of common stock at a price of $0.15 per share through a Regulation S offering in April, May and June, 2003 for cash consideration of $59,661.

All subscriptions were taken up by non-U.S. residents or persons without ties to the U.S. and the offer and sale were made in “offshore transactions” with no selling efforts in the U.S. Each of the subscribers has indicated as part of the subscription that they were not acquiring the securities for the account or benefit of any U.S. person.

Name and Address	Date	Shares	Consideration
Karsten Grottrud Ovregata 30, 3370 Vikersund, Norway	July 17, 2003	9,000	$1350
Jan Ove Maelen N-5470 Rosendal Norway	July 17, 2003	10,000	$1500
Tomas Johansson Matskersvagen 42, 44275 Lycke, Norway	July 17, 2003	10,000	$1500
Bengt Lilljegren Soderliden 7, SE-56144 Huskvarna, Sweden	July 17, 2003	20,000	$3000
Laimonis Jaucis Vestbyvn 46 N-1914 Enebakk, Norway	July 17, 2003	19,340	$2901

Cecilie Trolsrud Dekksguttvn 9 3150 Tolvsrod, Norway	July 17, 2003	4,000	$600
Anne Vigdis Torp Edv Munchsgt 8 N 3179, Asgardstrand, Norway	July 17, 2003	20,000	$3000
Tine Kopke Paal Bergsvei 58 1348 Rykkinn, Norway	July 17, 2003	6,000	$900
Roar Kopke, Enerhaugplassen 4, 0650 Oslo, Norway	July 17, 2003	6,000	$900
Torgun Haugom Lokkeasveien 7, 1337 Sandvika, Norway	July 17, 2003	6,000	$900
Hellik Wingestad 3620 Flesberg Flesberg, Norway	July 17, 2003	7,000	$1050
Lennart Eriksson Stalltjarnstugan, 830 15 Duved, Sweden	July 17, 2003	30,000	$4500
Thor Sverre Hamborg Granittvegen 34, 7500 Stjoerdal, Norway	July 17, 2003	33,600	$5040
R.T.H & T.S. Hamborg Granittvegen 34, 7500 Stjoerdal, Norway	July 17, 2003	10,300	$1545
Frank Heyn Trondheimsveien 129, 2020 Skedsmokorset Norway	July 17, 2003	10,000	$1500
Pal Bratbak, Bjorkev 18, N-3179 Asgardstrand Norway	July 17, 2003	55,000	$8250
Pauline Bratbak, Bjorkev 18, N-3179 Asgardstrand Norway	July 17, 2003	55,000	$8250
Codrington Development Corp. 14th Floor – 400 Burrard St., Vancouver, B.C. V6C 3A6 Principal: Adrian Hobkirk	July 17, 2003	2,000	$300
Robert J. Ginnetti, 7547 Lindrick Court, Burnaby, B.C. V5A 3Y5	July 17, 2003	2,000	$300
Gail A. Ginnetti, 7547 Lindrick Court, Burnaby, B.C. V3A 3Y5	July 17, 2003	2,000	$300
Trudy A. Leishman, P.O. Box 13, Dewdney, B.C. V0M 1H0	July 17, 2003	2,000	$300

Maegen Leishman, 2044 Gravely Street, Vancouver, B.C. V5L 3B7	July 17, 2003	2,000	$300
Diane Moorhouse, 3158 – West 38th Avenue, Vancouver, B.C. V6N 2X3	July 17, 2003	2,000	$300
Kathy R. Leishman, R.R. #1, U #11, Bowen Island, BC V0N 1G0	July 17, 2003	2,000	$300
JADL Financial Corp., R.R. #1, U #11, Bowen Island, BC V0N 1G0 Principal: J.A.D. Leishman	July 17, 2003	2,000	$300
Susan Colquhoun, 1043 Jefferson Avenue, West Vancouver, B.C. V7T 2A6	July 17, 2003	2,000	$300
Edward Moorhouse, 3158 – West 38th Avenue, Vancouver, B.C. V6N 2X3	July 17, 2003	2,000	$300
Richard Gregory, 4688 – 66th Street, Delta, B.C. V4K 4Y8	July 17, 2003	2,000	$300
Donna Gregory, 4688 – 66th Street, Delta, B.C. V4K 4Y8	July 17, 2003	2,000	$300
Fred Gruehl, 515 – 109 Front St. East, Toronto, Ont. M5A 4P7	July 17, 2003	50,000	$7500
Gertrude Leishman, 103 – 2095 Marine Drive, West Vancouver, B.C. V7V 4V5	July 17, 2003	6,500	$975
Marc Gruehl, 5527 – Trafalgar Road, Hornby, Ont. L0P 1E0	July 17, 2003	2,000	$300
Julia Sansome, 515 – 109 Front St., East, Toronto, Ont. M5A 4P7	July 17, 2003	2,000	$300
Gary Vickers, 1104 – Britannia Road, Hornby, Ont. L0P 1E0	July 17, 2003	2,000	$300
Total Placees: 34		397,740 shares	$59,661

Each of the above issuances were through private placements of our common shares. No commissions were paid, no discounts were offered and no underwriters participated in the offerings. All shares were sold through the officers and directors. All sales were for cash only. No shares have been issued for assets or services rendered.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of Invision is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

  Article XII of our Articles of Incorporation, filed as Exhibit 3.1 to the registration statement;
  Article IX of our Bylaws, filed as Exhibit 3.2 to the registration statement; and
  Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making Invision responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Presently the directors and officers of Invision are not covered by liability insurance.

FINANCIAL STATEMENTS

Our fiscal year end is July 31. We will provide audited financial statements to our stockholders on an annual basis; such statements will be prepared by an Independent Certified Public Accountant or equivalency.

Our audited financial statements from inception to January 24, 2003 to October 31, 2003 immediately follow along with our six month unaudited financial statements from inception on January 24, 2003 to January 31, 2004.

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Index to Financial Statements

Report of Independent Auditors

The Board of Directors and Shareholders
Invision Capital, Inc.:

We have audited the accompanying balance sheet of Invision Capital, Inc. as of October 31, 2003 and July 31, 2003, and the related statements of operations, changes in shareholders’ equity, and cash flows for the three months ended October 31, 2003, from January 24, 2003 (inception) through July 31, 2003, and from January 24, 2003 (inception) through October 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invision Capital, Inc. as of October 31, 2003 and July 31, 2003, and the results of its operations and its cash flows for the three months ended October 31, 2003, from January 24, 2003 (inception) through July 31, 2003, and from January 24, 2003 (inception) through October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to this matter is also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Honeck, P.C.
Denver, Colorado
January 29, 2004

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Balance Sheet
(Presented in U.S. Dollars)

		October 31,	July 31,
		2003	2003
Assets
Current assets:
Cash	.$	43,720	$51,850

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		$3,602	$3,400
Total current liabilities		3,602	3,400

Shareholders’ equity (Notes 2 and 4):
Common stock, $.001 par value; 200,000,000 shares authorized,
10,397,740 and 10,397,740 shares issued and outstanding,
respectively		10,398	10,398
Additional paid-in capital		60,462	60,062
Accumulated deficit		(30,736)	(21,640)
Cumulative translation adjustment		(6)	(370)
Total shareholders’ equity	.	40,118	48,450
		$43,720	$51,850

See accompanying notes to financial statements

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Statement of Operations
(Presented in U.S. Dollars)

		January 24,	January 24,
		2003	2003
	Three Months	(Inception)	(Inception)
	Ended	Through	Through
	October 31,	July 31,	October 31,
	2003	2003	2003
Expenses:
Contributed rent (Note 2)	$300	$600	$900
Contributed administrative support (Note 2)	100	100	200
Unproven mineral interest acquisition costs (Note 3)	—	7,420	7,420
Professional fees	6,975	10,483	17,458
Office	1,667	1,959	3,626
Other	54	1,078	1,132
Total expenses	9,096	21,640	30,736

Loss from operations	(9,096)	(21,640)	(30,736)

Income tax provision (Note 5)	—	—	—

Net loss	$(9,096)	$(21,640)	$(30,736)

Basic and diluted loss per share	$(0.00)	$(0.00)

Basic and diluted weighted average
common shares outstanding	10,397,740	7,228,491

See accompanying notes to financial statements

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Statement of Changes in Shareholders' Equity
(Presented in U.S. Dollars)

					Cumulative
					Translation
					Adjustment
			Additional		Other
	Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Par Value	Capital	Deficit	Loss	Total

Balance at January 24, 2003 (inception)	—	$—	$—	$—	$—	$—

January 2003, common stock sold to an officer
($.001/share) (Note 2)	4,000,000	4,000	—	—	—	4,000
March 2003, common stock sold in private stock
offering ($.001/share) (Note 4)	6,000,000	6,000	—	—	—	6,000
May and June 2003, common stock sold in
private stock offering ($.15/share) (Note 4)	397,740	398	59,263	—	—	59,661
Office space and administrative support
contributed by an officer (Note 2)	—	—	700	—	—	700
Capital contributions by an officer (Note 2)	—	—	99	—	—	99
Comprehensive loss
Net loss, period ended July 31, 2003	—	—	—	(21,640)	—	(21,640)
Cumulative translation adjustment	—	—	—	—	(370)	(370)
Comprehensive loss	—	—	—	—	—	(22,010)

Balance at July 31, 2003	10,397,740	10,398	60,062	(21,640)	(370)	48,450

Office space and administrative support
contributed by an officer (Note 2)	—	—	400	—	—	400
Comprehensive loss
Net loss, three months ended October 31, 2003	—	—	—	(9,096)	—	(9,096)
Cumulative translation adjustment	—	—	—	—	364	364
Comprehensive loss	—	—	—	—	—	(8,732)

Balance at October 31, 2003	10,397,740	$10,398	$60,462	$(30,736)	$(6)	$40,118

See accompanying notes to financial statements

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Statement of Cash Flows
(Presented in U.S. Dollars)

			January 24,	January 24,
			2003	2003
		Three Months	(Inception)	(Inception)
		Ended	Through	Through
		October 31,	July 31,	October 31,
		2003	2003	2003
Cash flows from operating activities:
Net loss		$(9,096)	$(21,640)	$(30,736)
Adjustments to reconcile net loss to net cash
Office space and administrative support
contributed by a director (Note 2)		400	700	1,100
Changes in operating assets and liabilities:
Accounts payable and accrued expenses		202	3,400	3,602
Net cash used in
operating activities		(8,494)	(17,540)	(26,034)

Cash flows from financing activities:
Capital contribution by an officer (Note 2)		—	99	99
Proceeds from the sale of common stock		—	69,661	69,661
Net cash provided by
financing activities		—	69,760	69,760

Effect of exchange rate changes on cash		364	(370)	(6)

Net change in cash		(8,130)	51,850	43,720

Cash, beginning of period		51,850	—	—

Cash, end of period		$43,720	$51,850	$43,720

Supplemental disclosure of cash flow information:
Income taxes	.$	—	$—	$—
Interest		$—	$—	$—

See accompanying notes to financial statements

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Notes to Financial Statements

(1)         Summary of Significant Accounting Policies

Organization and Basis of Presentation
Invision Capital, Inc. (the “Company”) was incorporated in the state of Nevada on January 24, 2003 to engage in the acquisition, exploration and development of natural resource properties. The Company is in the exploration stage in accordance with Industry Guide 7. On July 7, 2003, the Company entered into an Option to Purchase and Royalty Agreement to acquire an unproven mineral claim located in the Thunder Bay Mining Division, Ontario, Canada (see Note 3). The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company’s significant operating losses raise substantial doubt about the ability to continue as a going concern. Inherent in the Company’s business are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the historical success rate of mineral exploration. Management’s plan is to acquire interests in certain mining claims and explore for minerals.

The Company’s future success is primarily dependent upon the existence of minerals on the property for which the Company owns an option to acquire claims. No minerals have yet been discovered on the property. The Company’s success will also be dependent upon its ability to raise sufficient capital to fund its exploration program and, if minerals are discovered, to mine the discovery on a timely and cost-effective basis.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Functional Currency
The Company’s functional currency is the Canadian dollar; however, the accompanying financial statements and footnotes refer to United States (“U.S.”) dollars unless Canadian dollars are specifically designated with “CDN”.

Cash and Cash Equivalents
The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at October 31, 2003 or July 31, 2003.

Unproven Mineral Interest Costs
Unproven mineral interest acquisition costs include cash consideration and the estimated fair value of common shares issued for unproven mineral properties, based on recent share issuances. Exploration and development expenditures are expensed in the period incurred until such time as the Company establishes the existence of commercial feasibility, at which time these costs will be deferred. Administrative expenditures are expensed in the period incurred.

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Notes to Financial Statements

Mineral interest acquisition costs and related interest and financing costs may be deferred until the property is placed into production, sold or abandoned only when and if proven and probable reserves have been found to exist. No proven or probable reserves are currently known to exist.

Offering Costs
The Company defers offering costs, such as legal, accounting and printing costs, until such time as the offering is completed. At that time, the Company offsets the offering costs against the proceeds from the offering. If an offering is unsuccessful, the costs are charged to operations.

Earnings (loss) per Common Share
The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. At October 31, 2003 and July 31, 2003, there were no variances between the basic and diluted loss per share as there were no potentially dilutive securities outstanding.

Income Taxes
The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Stock-based Compensation
The Company accounts for stock-based compensation arrangements in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board (“APB”) Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. The Company did not report pro forma disclosures in the accompanying financial statements as the Company did not grant any employee stock options as of October 31, 2003 or July 31, 2003.

Foreign Currency Translation
The accounts of the Company’s foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Fiscal Year-end
The Company has adopted July 31, as its fiscal year-end.

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Notes to Financial Statements

New Accounting Principle
During 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement requires SFAS No. 123 disclosure requirements in both annual and interim financial statements. The Company will continue to measure stock-based compensation expense in accordance with APB Opinion 25, Accounting for Stock Issued to Employees, and its related interpretations, and therefore, we do not anticipate that the adoption of SFAS No. 148 will have a material impact on the Company’s financial statements.

(2)         Related Party Transactions

An officer contributed office space to the Company for all periods presented. The office space was valued at $100 per month based on the market rate in the local area and is included in the accompanying financial statements as contributed rent expense with a corresponding credit to additional paid-in capital.

An officer contributed administrative services to the Company from January 24, 2003 (inception) through October 31, 2003. The time and effort was recorded in the accompanying financial statements based on the prevailing rates for such services, which equaled $50 per hour based on the level of services performed. The services are reported as contributed administrative services with a corresponding credit to additional paid-in capital.

In January 2003, the Company sold 4,000,000 shares of its restricted common stock to an officer for $4,000 ($.001/share).

(3)         Option on Unproven Mineral Interests

On July 7, 2003, the Company entered into an Option to Purchase and Royalty Agreement to acquire an unproven mineral claim located in the Thunder Bay Mining Division, Ontario, Canada. Under the terms of the Option Agreement, the Company is required to:

A.	Make cash payments and exploration expenditures as follows:

	Cash		Exploration
	Payments		Expenditures		Due Date

	CDN	$10,000.00	CDN	$-	Closing of Option Agreement
	CDN	$-	CDN	$35,000.00	June 30, 2004
	CDN	$-	CDN	$75,000.00	June 30, 2005
	CDN	$-	CDN	$100,000.00	June 30, 2006
	CDN	$50,000.00	CDN	$-	January 1, 2007

B.	Make advance royalty payments of CDN$50,000 per year, commencing January 1, 2008, until termination of the Agreement.

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Notes to Financial Statements

C.	Issue 250,000 shares of its common stock to the optionor upon commencement of commercial production.

In addition to the above terms, the optionor will retain a four percent net smelter royalty in the mineral claims.

(4)         Shareholders’ Equity

During March 2003, the Company offered for sale 6,000,000 shares at of its $.001 par value common stock at a price of $.001 per share. The Company closed the offering after selling all 6,000,000 shares for gross proceeds of $6,000.

During May and June 2003, the Company offered for sale 600,000 shares at of its $.001 par value common stock at a price of $.15 per share. The Company closed the offering after selling 397,740 shares for gross proceeds of $59,661.

Each offering was made in reliance on an exemption from registration of a trade in the United States under Rule 903 of Regulation S of the United States Securities Act of 1933, as amended.

(5)         Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	October 31,	July 31,
	2003	2003
U.S. statutory federal rate	15.00%	15.00%
Contributed rent and services	-0.66%	-0.49%
Net operating loss for which no tax
benefit is currently available	-14.34%	-14.51%
	0.00%	0.00%

At October 31, 2003, deferred tax assets consisted of a net tax asset of $4,445, due to operating loss carryforwards of $29,636, which was fully allowed for, in the valuation allowance of $4,445. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the three months ended October 31, 2003 and from January 24, 2003 (inception) through July 31, 2003 totaled $1,304 and $3,141, respectively. The current tax benefit also totaled $1,304 and $3,141 for the three months ended October 31, 2003 and from January 24, 2003 (inception) through July 31, 2003, respectively. The net operating loss carryforward expires through the year 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company’s tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Condensed Balance Sheet
(Unaudited)
(Presented in U.S. Dollars)

January 31, 2004

Assets
Current assets:
Cash		$40,613
Prepaid expenses		708
		$41,321
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		$2,910
Total current liabilities		2,910

Shareholders’ equity:
Common stock		10,398
Additional paid-in capital	.	60,812
Accumulated deficit		(32,793)
Cumulative translation adjustment	.	(6)
Total shareholders’ equity	.	38,411
		$41,321

See accompanying notes to condensed financial statements

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Condensed Statements of Operations
(Unaudited)
(Presented in U.S. Dollars)

			January 24,	January 24,
			2003	2003
	Three Months	Six Months	(Inception)	(Inception)
	Ended	Ended	Through	Through
	January 31,	January 31,	January 31,	January 31,
	2004	2004	2003	2004
Expenses:
Contributed rent (Note 2)	$300	$600	$—	$1,200
Contributed administrative support (Note 2)	50	150	—	250
Unproven mineral interest acquisition costs	—	—	—	7,420
Professional fees	1,270	8,245	—	18,728
Office	398	2,065	—	4,024
Other	39	93	—	1,171
Total expenses	2,057	11,153	—	32,793
Loss from operations	(2,057)	(11,153)	—	(32,793)
Income tax provision (Note 4)	—	—	—	—

Net loss	$(2,057)	$(11,153)	$—	$(32,793)

Basic and diluted loss per share	$(0.00)	$(0.00)	$0.00

Basic and diluted weighted average
common shares outstanding	10,397,740	10,397,740	4,000,000

See accompanying notes to condensed financial statements

INVISION CAPITAL, INC.
(An Exploration Stage Company)
C ondensed Statements of Cash Flows
(Unaudited)
(Presented in U.S. Dollars)

		January 24,	January 24,
		2003	2003
	Six Months	(Inception)	(Inception)
	Ended	Through	Through
	January 31,	January 31,	January 31,
	2004	2003	2004

Net cash used in
operating activities	$(11,601)	$—	$(29,141)

Cash flows from financing activities:
Capital contribution by an officer	—	—	99
Proceeds from the sale of common stock (Note 2)	—	4,000	69,661
Net cash provided by
financing activities	—	4,000	69,760

Effect of exchange rate changes on cash	364	—	(6)

Net change in cash	(11,237)	4,000	40,613

Cash, beginning of period	51,850	—	—

Cash, end of period	$40,613	$4,000	$40,613

Supplemental disclosure of cash flow information:
Income taxes	$—	$—	$—
Interest	$—	$—	$—

See accompanying notes to condensed financial statements

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

NOTE 1: BASIS OF PRESENTATION

The condensed financial statements presented herein have been prepared by the Company in accordance with the accounting policies in its audited financial statements for the period ended July 31, 2003 and the three months ended October 31, 2003 as filed in its Form 10-SB, Amendment #1, and should be read in conjunction with the notes thereto. The Company is in the exploration stage in accordance with Industry Guide 7. On July 7, 2003, the Company entered into an Option to Purchase and Royalty Agreement to acquire an unproven mineral claim located in the Thunder Bay Mining Division, Ontario, Canada (see Note 3).

In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim period presented have been made. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the year.

Interim financial data presented herein are unaudited.

The Company’s functional currency is the Canadian dollar; however, the accompanying financial statements and footnotes refer to United States (“U.S.”) dollars unless Canadian dollars are specifically designated with “CDN”.

NOTE 2: RELATED PARTY TRANSACTIONS

An officer contributed office space to the Company for all periods presented. The office space was valued at $100 per month based on the market rate in the local area and is included in the accompanying financial statements as contributed rent expense with a corresponding credit to additional paid-in capital.

Officers contributed administrative services to the Company from January 24, 2003 (inception) through January 31, 2004. The time and effort was recorded in the accompanying financial statements based on the prevailing rates for such services, which equaled $50 per hour based on the level of services performed. The services are reported as contributed administrative services with a corresponding credit to additional paid-in capital.

In January 2003, the Company sold 4,000,000 shares of its restricted common stock to an officer for $4,000 ($.001/share).

NOTE 3: OPTION ON UNPROVEN MINERAL INTERESTS

On July 7, 2003, the Company entered into an Option to Purchase and Royalty Agreement to acquire an unproven mineral claim located in the Thunder Bay Mining Division, Ontario, Canada. Under the terms of the Option Agreement, the Company is required to:

INVISION CAPITAL, INC.
(An Exploration Stage Company)
Notes to Condensed Financial Statements
(Unaudited)

A.	Make cash payments and exploration expenditures as follows:

	Cash		Exploration
	Payments		Expenditures		Due Date
	CDN	$10,000.00	CDN	$-	Closing of Option Agreement
	CDN	$-	CDN	$35,000.00	June 30, 2004
	CDN	$-	CDN	$75,000.00	June 30, 2005
	CDN	$-	CDN	$100,000.00	June 30, 2006
	CDN	$50,000.00	CDN	$-	January 1, 2007

B.	Make advance royalty payments of CDN$50,000 per year, commencing January 1, 2008, until termination of the Agreement.
C.	Issue 250,000 shares of its common stock to the optionor upon commencement of commercial production.

In addition to the above terms, the optionor will retain a four percent net smelter royalty in the mineral claims.

NOTE 4: INCOME TAXES

The Company records its income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. The Company incurred net operating losses during the periods shown on the condensed financial statements resulting in a deferred tax asset, which was fully allowed for; therefore, the net benefit and expense result in $-0- income taxes.

LIST OF EXHIBITS

Exhibit No.	Document Description
3.1*	Articles of Incorporation
3.2*	Bylaws
4.1*	Specimen Stock Certificate
10.1*	Option To Purchase And Royalty Agreement
23.1	Consent of Cordovano & Honeck, P.C., Certified Public Accountants

**          Incorporated by reference to 10-SB Registration Statement filed on November 05, 2003

DESCRIPTION OF EXHIBITS

Exhibit 3.1 *
Articles of Incorporation of Invision Capital, Inc. dated January 24, 2003

Exhibit 3.2 *
Bylaws of Invision Capital, Inc. dated January 24, 2003

Exhibit 4.1 *
Specimen Stock Certificate issued by Pacific Stock Transfer Company

Exhibit 10.1 *
Option To Purchase And Royalty Agreement between Invision Capital, Inc. and Nicholas C. Carter of Victoria,
              British Columbia and Richard T. Heard of Halfmoon Bay, B.C. dated July 07, 2003 to acquire a 100%
              interest in the Muriel Lake Property, Maun Lake area, Thunder Bay Mining Division, Ontario

Exhibit 23.1
Consent of Cordovano & Honeck, P.C., Certified Public Accountants, dated April 15, 2004 regarding the use in this registration statement of their report of the auditors and for the financial statements for the period ending January 31, 2003.

**         Incorporated by reference to 10-SB Registration Statement filed on November 05, 2003

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Invision Capital, Inc.
(Registrant)

Date: April 16, 2004

BY: /s/ Frank J. Rigney

Frank J. Rigney, President